NEWS RELEASE 10-01	JANUARY 6, 2010

EXCEPTIONAL GOLD INTERCEPTS EXPAND MINERALIZATION AT LONG CANYON DEPOSIT, NEVADA

Fronteer (FRG - TSX/NYSE Amex) announces today that step-out drilling has intersected some of the strongest intervals of high-grade, oxide gold mineralization encountered to-date at its Long Canyon gold deposit in northeast Nevada. The results clearly demonstrate the deposit’s potential for resource growth and enhanced project scope.

New widespread gold mineralization was intersected in several areas. Step-out drilling has extended mineralization at least an additional 400 metres to the northeast of the existing resource model. Drill highlights from the northeast include:

  9.29 grams per tonne gold (0.271 ounces per ton) over 35.1 metres, including 11.75 g/t (0.343 oz/ton) over 24.4 metres in LC388;

  2.45 g/t (0.071 oz/ton) over 15.2 metres in LC372.

Step-out drilling along the Shadow and Crevasse zones also extended mineralization in these zones by 200 metres to the north. Highlights include:

  13.28 g/t (0.388 oz/ton) over 22.4 metres, including 23.42 g/t (0.684 oz/ton) over 12.2 metres in LC377C;

  5.80 g/t (0.169 oz/ton) over 9.5 m including 11.01 g/t (0.321 oz/ton) over 4.3 metres in LC333C;

  2.67 g/t (0.078 oz/ton) over 12.2 metres in LC389.

In addition, continued step-out drilling in the southwestern part of the deposit returned intercepts featuring excellent continuity, including:

  2.84 g/t (0.083 opt) over 24.8 m, including 10.36 g/t (0.303 opt) over 5.0 metres in LC332C;

  1.97 g/t (0.058 oz/ton) over 25.6 metres, including 5.09 g/t (0.148 oz/ton) over 6.3 metres in LC331C

“These step-outs, particularly holes to the northeast, represent some of the best intervals we’ve ever seen at Long Canyon. We are extremely encouraged by the results to date, which show that the deposit is very much open for expansion, with excellent grades and thicknesses, and deep levels of oxidation,” says Moira Smith, Fronteer senior geoscientist and Long Canyon project manager.

For a map highlighting recent drilling, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap1002.pdf

For a PDF of 40 new drill results and previously reported holes, please click:
http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults1002.pdf

Approximately 30,000 metres of drilling were completed in 2009 at Long Canyon, with the majority dedicated to development-related activities to advance the project to feasibility stage. Most step-out drilling activities along the north and northeast sides of the existing resource took place later in the year.

On Dec. 1, a Preliminary Economic Assessment (PEA) for Long Canyon was announced. The PEA confirmed Fronteer’s view that Long Canyon is a straightforward project amenable to conventional, low-cost mining and extraction methods, with a payback period of 1.3 years and a pre-tax internal rate of return of 64% (based on US$800/oz). Permitting strategies are currently being developed and baseline data are being collected to support permit submission.

Long Canyon, Sandman and Northumberland comprise Fronteer’s future gold production platform based in Nevada. All three gold deposits have high-grade oxide gold starting at- or near-surface, are open-pit mineable and have strong production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, funding the company’s organic growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing discovery and deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities will more clearly define the economic strength of the company’s projects.

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

The PEA was prepared under the supervision of Dr. Michael Gustin, P.G., Mr. Thomas Dyer, P.E., and Mr. Gary Simmons, each of whom are “qualified persons,” as such term is defined in National Instrument 43-101, and have each read and confirmed that the PEA-related content in this news release fairly and accurately reflects the contents of the PEA report. Christopher Lee, P. Geo., Chief Geoscientist for Fronteer, is the Company's designated Qualified Person for PEA-related content in this news release and has reviewed and validated that the information contained in the release is consistent with that provided by the QPs responsible for the PEA. Further details of the PEA are available in the updated National Instrument 43-101 Technical Report, dated Dec. 14, 2009, which is posted on SEDAR (www.sedar.com)

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.